Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2004

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Independent Auditors’ Report dated December 31, 2003

ITEM 1

(Convenience Translation into English from
the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries

Financial Statements for the Years Ended December 31, 2003 and 2002 and Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Management of
Ultrapar Participações S.A.
São Paulo - SP

1.	We have audited the accompanying balance sheets, Company and Consolidated, of Ultrapar Participações S.A. and subsidiaries (“Companies”) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders’ equity (Company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Companies; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by Company’s management, as well as the presentation of the financial statements taken as a whole.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions, Company and Consolidated, of Ultrapar Participações S.A. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, the changes in stockholders’ equity (Company) and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 30, 2004

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

	Company		Consolidated
ASSETS	2003	2002	2003	2002
CURRENT ASSETS
Cash and banks	248	60	46.743	53.569
Temporary cash investments	23.38	78.98	507.347	584.370
Trade accounts receivable	--	--	322.323	278.012
Inventories	--	--	137.708	106.250
Recoverable taxes	13.30	13.74	115.512	115.060
Dividends receivable	43.09	55.60	621	105
Other	3.62	9	31.641	46.332
Prepaid expenses	--	--	2.835	3.197

	83.654	148.402	1.164.730	1.186.895

NONCURRENT ASSETS
Related companies	51.611	46.694	2.759	2.603
Deferred income and social contribution taxes	2.576	2.033	61.367	33.257
Escrow deposits	--	--	9.904	6.992
Other	--	--	9.172	4.530

	54.187	48.727	83.202	47.382

PERMANENT ASSETS
Investments:
Subsidiary and affiliated companies	1.690.492	1.503.418	5.721	7.128
Other	347	337	27.396	25.908
Property, plant and equipment	--	--	968.555	779.467
Deferred charges	--	--	102.663	81.133

	1.690.839	1.503.755	1.104.335	893.636

	1.828.680	1.700.884	2.352.267	2.127.913
TOTAL

	Company		Consolidated
LIABILITIES	2003	2002	2003	2002
CURRENT LIABILITIES
Financing	--	--	325.877	219.827

Suppliers	51	58	90.281	104.436

Payroll and related charges	412	280	74.741	64.379

Taxes	34	29	12.770	9.952
Dividends payable	39.028	45.012	41.736	48.953
Income and social contribution	60	--	6.581	1.920
Other	--	121	25.119	18.763

	39.585	45.500	577.105	468.230

LONG-TERM LIABILITIES
Financing	--	--	306.269	363.639

Related companies	421.633	458.597	8.989	10.217

Deferred income and social	--	--	28.696	34.791
contribution taxes
Other taxes	7.173	5.703	39.985	27.036

Other	--	--	2.319	1.966

	428.806	464.300	386.258	437.649

MINORITY INTEREST	--	--	32.211	30.950

STOCKHOLDERS’ EQUITY
Capital	663.952	663.952	663.952	663.952
Capital reserve	1.152	--	9	--
Revaluation reserve	17.787	26.036	17.787	26.036
Profit reserves	677.495	501.494	677.495	501.494
Treasury shares	(97)	(398)	(2.550)	(398)

	1.360.289	1.191.084	1.356.693	1.191.084

TOTAL MINORITY INTEREST AND STOCKHOLDERS' EQUITY D	--	--	1.388.904	1.222.034

TOTAL	1.828.680	1.700.884	2.352.267	2.127.913

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

	Company		Consolidated

	2003	2002	2003	2002

GROSS SALES AND SERVICES	-	-	4.603.778	3.795.322
Taxes on sales and services	-	-	(248.143)	(219.924)
Rebates, discounts and returns	-	-	(355.326)	(580.892)

NET SALES AND SERVICES	-	-	4.000.309	2.994.506
Cost of sales and services	-	-	(3.196.445)	(2.247.128)

GROSS PROFIT	-	-	803.864	747.378

EQUITY IN SUBSIDIARY AND AFFILIATED
COMPANIES	236.811	214.405	51.894	41.760

OPERATING (EXPENSES) INCOME
Selling	-	-	(163.665)	(130.190)
General and administrative	(112)	(240)	(188.610)	(165.550)
Management compensation	(518)	(295)	(5.183)	(4.704)
Depreciation and amortization	-	-	(101.390)	(81.824)
Other operating income, net	440	361	6.567	428

OPERATING INCOME BEFORE FINANCIAL	236.621	214.231	403.477	407.298
ITEMS
Financial income (expenses), net	15.225	16.916	(22.167)	61.395
CPMF/IOF/PIS/COFINS taxes on financial activities	(588)	(1.887)	(35.081)	(32.886)

OPERATING INCOME	251.258	229.260	346.229	435.807
Nonoperating (expenses) income, net	(3)	(143)	1.007	(44.067)

INCOME BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	251.255	229.117	347.236	391.740

INCOME AND SOCIAL CONTRIBUTION TAXES
Current	(5.419)	(7.260)	(112.953)	(110.067)
Deferred	543	443	15.730	(4.843)

	(4.876)	(6.817)	(97.223)	(114.910)

INCOME BEFORE MINORITY INTEREST	246.379	222.300	250.013	276.830
Minority interest	-	-	(3.634)	(54.530)

NET INCOME	246.379	222.300	246.379	222.300

NET EARNINGS PER THOUSAND SHARES
(BASED ON ANNUAL WEIGHTED AVERAGE) -R$	3,54	3,62

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

	Capital	Capital reserve	Revaluation reserve of subsidiary and affiliated companies
				Profit reserves
				Legal	Retention of profits	Realizable profits	Retained earnings	Treasury shares	Total

BALANCES AT DECEMBER 31, 2001	433.857	--	25.862	17.43	322.743	--	--	--	799.893
Capital increase due to merger	230.095	--	--	--	--	--	--	--	230.095
Acquisition of treasury shares	--	--	--	--	--	--	--	(398)	(398)
Revaluation due to merger	--	--	5.139	--	--	--	--	--	5.139
Realization of revaluation reserve	--	--	(5.084)	--	--	--	4.384	--	(700)
Income and social contribution taxes on realization of revaluation	--	--	119	--	--	--	(364)	--	(245)
Net income	--	--	--	--	--	--	222.300	--	222.300
Appropriation of net income:
Legal reserve	--	--	--	11.115	--	--	(11.115)	--	--
Interim dividends (R$ 0.367112 and R$ 0.403823 per thousand common and preferred shares, respectively)	--	--	--	--	--	--	(20.000)	--	(20.000)
Proposed dividends payable (R$ 0.629268 and R$ 0.692195 per thousand common and preferred shares, respectively)	--	--	--	--	--	--	45.000)	--	(45.000)
Realizable profits reserve	--	--	--	--	--	40.593	(40.593)	--	--
Reserve for retention of profits	--	--	--	--	109.612	--	(109.612)	--	--
BALANCES AT DECEMBER 31, 2002	663.952	--	26.036	28.546	432.35	40.593	--	(398)	1.191.084
Acquisition of treasury shares	--	--	--	--	--	--	--	(2.173	(2.173)
Sale of treasury shares	--	1.152	--	--	--	--	--	2.474	3.626
Realization of revaluation reserve	--	--	(8.249)	--	--	--	1.733	--	(6.516)
Income and social contribution taxes on realization of revaluation reserves of subsidiaries	--	--	--	--	--	--	(111)	--	(111)
Realization of profit reserve	--	--	--	--	--	(40.593	40.593	--	--
Net income	--	--	--	--	--	--	246.379	--	246.379
Appropriation of net income:
Legal reserve	--	--	--	12.319	--	--	(12.319)	--	--
Interim dividends (R$ 0.461996 and R$ 0.508195 per thousand common and preferred shares, respectively)	--	--	--	--	--	--	(33.000)	--	(33.000)
Proposed dividends payable (R$ 0.545231 and R$ 0.599754 per thousand common and preferred shares,respectively)	--	--	--	--	--	--	(39.000)	--	(39.000)
Realizable profits reserve	--	--	--	--	--	85.622	(85.622)	--	--
Reserve for retention of profits	--	--	--	--	118.653	--	(118.653)	--	--
BALANCES AT DECEMBER 31, 2003	663.95	1.152	17.787	40.865	551.00	85.622	--	(97)	1.360.289

The accompanying notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

	Company		Consolidated

	2003	2002	2003	2002

SOURCES OF FUNDS
Operations:
Net income	246.379	222.300	246.379	222.300
Items not affecting working capital:
Equity in subsidiary and affiliated companies	(236.811)	(214.405)	(51.894)	(41.760)
Depreciation and amortization	-	-	145.437	121.809
Tax incentives	-	-	52.409	43.467
Long-term interest and monetary variations	975	686	(30.264)	98.285
Deferred income and social contribution taxes	(543)	(443)	(15.730)	4.843
Minority interest	-	-	3.634	54.530
Net book value of permanent assets written off	3	-	22.208	29.931
Other long-term taxes	512	651	3.924	8.568
Gain on change in ownership percentage	-	-	-	(3.660)
Amortization of goodwill and negative goodwill on investments	-	(4)	2.754	(352)
Provision (reversal of provision) for losses on permanent assets	3	-	(440)	40.551

	10.518	8.785	378.417	578.512

From stockholders:
Disposal of treasury shares	3.626	-	30	-

Third parties:
Increase in long-term liabilities	-	383.757	2.837	-
Decrease in noncurrent assets	-	50.504	-	631
Proposed dividends and interest on capital (gross)	43.094	56.430	-	430
Working capital from merger	-	50	-	50
Long-term financing	-	-	258.645	68.748

	43.094	490.741	261.482	69.859

Total sources of funds	57.238	499.526	639.929	648.371

USES OF FUNDS
Permanent assets:
Investments	-	387.160	1.695	-
Property, plant and equipment	-	-	299.533	171.543
Deferred charges	-	-	87.158	51.265

	-	387.160	388.386	222.808

Dividends and interest on capital	72.000	65.000	72.865	76.252
Transfer from long-term to current liabilities	-	-	280.432	85.965
Decrease in long-term liabilities	36.981	-	-	51.233
Increase in noncurrent assets	4.917	-	26.004	-
Acquisition of treasury shares	2.173	398	2.173	398
Acquisition of shares from minority stockholders	-	-	-	212.594
Taxes on realization of revaluation reserve	-	-	254	758
Decrease in minority interest	-	-	855	966

	44.071	398	309.718	351.914

Total uses of funds	116.071	452.558	770.969	650.974

INCREASE (DECREASE) IN WORKING CAPITAL	(58.833)	46.968	(131.040)	(2.603)

REPRESENTED BY
Current assets:
At end of year	83.654	148.402	1.164.730	1.186.895
At beginning of year	148.402	78.204	1.186.895	1.045.186

	(64.748)	70.198	(22.165)	141.709

Current liabilities:
At end of year	39.585	45.500	577.105	468.230
At beginning of year	45.500	22.270	468.230	323.918

	(5.915)	23.230	108.875	144.312

INCREASE (DECREASE) IN WORKING CAPITAL	(58.833)	46.968	(131.040)	(2.603)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(Amounts in thousands of Brazilian reais - R$)

1.	OPERATIONS

The Company invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemical and petrochemical products (Oxiteno), and logistics services for chemical products and fuel (Ultracargo).

2.	PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted to record transactions and prepare the financial statements are those established by accounting practices adopted in Brazil and by the Brazilian Securities Commission (CVM).

	a)	Determination of net income

Determined on the accrual basis of accounting.

	b)	Current and noncurrent assets

Temporary cash investments are stated at cost, plus accrued income (on a “pro rata temporis” basis), which approximate market value.

The allowance for doubtful accounts is based on estimated losses and is considered by management to be sufficient to cover potential losses on the realization of accounts receivable.

Inventories are stated at the average cost of acquisition or production, or at market or net realizable value, whichever is lower.

Other assets are stated at the lower of cost or probable realizable values, including, when applicable, accrued income and monetary variations or net of allowances for potential losses.

Ultrapar Participações S.A. and Subsidiaries

	c)	Permanent assets

Stated at cost monetarily restated through December 31, 1995, and in nominal amounts from that date, combined with the following aspects:

• Significant investments in subsidiary and affiliated companies are recorded under the equity method, as shown in Note 10.

• Property, plant and equipment include revaluation write-ups based on appraisal reports issued by independent appraisers.

• Depreciation is calculated on the straight-line basis at the annual rates described in Note 11, based on the economic useful lives of the assets.

• Deferred charges mainly comprise costs incurred in the implementation of projects to install equipment at customers’ facilities, projects to modernize systems, and goodwill on acquisition of subsidiaries, as mentioned in Note 12.

	d)	Current and long-term liabilities

Stated at known or estimated amounts including, when applicable, accrued charges and monetary variations. The provision for income tax includes tax incentives, when applicable. Deferred income and social contribution taxes on temporary differences are recorded as set forth by CVM Resolution No. 273/98.

	e)	Basis for translation of the financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into Brazilian reais at the prevailing exchange rate. The criteria for preparation of the financial statements have been changed to conform to accounting practices adopted in Brazil.

	f)	Certain balances have been reclassified for better comparison of the financial statements.

3.	CONSOLIDATION PRINCIPLES

The consolidated financial statements were prepared in accordance with the basic consolidation principles established by accounting practices adopted in Brazil and by the Brazilian Securities Commission (CVM) and include the following direct and indirect subsidiaries:

Ultrapar Participações S.A. and Subsidiaries

	Ownership - %

	2003		2002

	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
Companhia Ultragaz S.A.	-	86	-	86
SPGás Distribuidora de Gás S.A.	-	86	-	-
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	100	-	100	-
Melamina Ultra S.A. Indústria Química	-	93	-	93
Transultra - Armazenamento e Transporte
Especializado Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. - Tequimar	-	99	-	99
Oxiteno S.A. - Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	99	-	99
Barrington S.L.	-	100	-	-
Canamex Químicos S.A. de C.V.	-	100	-	-
Oxiteno International Co.	-	100	-	100
Oxiteno Overseas Co.	-	100	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-

Intercompany investments, asset and liability balances, income and expenses, as well as the effects arising from significant intercompany transactions, were eliminated. Minority interest in subsidiary companies is presented separately in the financial statements.

In 2002, the Company undertook a corporate reorganization, disclosed in a relevant fact published on October 15, 2002, and approved at the Extraordinary Stockholders’ Meeting of October 30, 2002. This reorganization was primarily aimed at: (i) streamlining the corporate structure of subsidiaries and affiliated companies, (ii) cost rationalization, and (iii) concentration of capital market liquidity in one company.

The corporate reorganization was based on the balance sheets of June 30, 2002. As a consequence, the Company had full participation in the results of Ultragaz Participações Ltda. and Oxiteno S.A. - Indústria e Comércio from July 1, 2002.

On August 8, 2003, the Company acquired, through the subsidiary Companhia Ultragaz S.A., the LPG distribution business of Shell in Brazil (SPGás Distribuidora de Gás S.A.). The disbursement for this acquisition was R$ 170,566, involving 100% of the company’s shares, without assumption of any debt. The financial statements for 2003 contain the balances and values of this operation since its acquisition in August 2003. The goodwill of R$ 24,427 on this operation is based on the expected future profitability, and shall be amortized over a period of five years beginning August 2003.

On December 4, 2003, the Company acquired, through the subsidiary Barrington S.L., the chemicals business of the Berci Group in Mexico (Canamex Químicos S.A. de C.V.). The disbursement for this acquisition was US$ 10,250, without assumption of any debt. The financial statements for 2003 contain the balances and values of this operation since its acquisition in December 2003.

Ultrapar Participações S.A. and Subsidiaries

On December 31, 2003, the Company merged the subsidiaries Ultratecno Participações Ltda. into Ultragaz Participações Ltda., Ultracargo Participações Ltda. into Oleoquímica do Nordeste Ltda., and Oleoquímica do Nordeste Ltda. into Ultracargo - Operações Logísticas e Participações Ltda. (new name of Ultraquímica Participações Ltda.), in order to reduce costs.

4.	TEMPORARY CASH INVESTMENTS

These investments, contracted with leading banks, are substantially comprised of fixed-income securities and funds linked to the interbank deposit certificates (CDI) rate and of currency swaps, which are stated at cost plus accrued income (on a “pro rata temporis” basis).

	Company		Consolidated

	2003	2002	2003	2002

Fixed-income securities and funds	23,383	78,984	489,490	417,879
Foreign investments (a)	-	-	73,631	127,019
Net expenses (income) from swap operations (b)	-	-	(55,774)	39,472

	23,383	78,984	507,347	584,370

	(a)	Investments made by the indirect subsidiary Oxiteno Overseas Co., mainly in fixed-income securities, money market funds, investment grade U.S. corporate securities, and Brazilian corporate securities.

	(b)	Accumulated gain or loss on swap positions (see Note 18).

5.	ACCOUNTS RECEIVABLE (CONSOLIDATED)
		2003	2002

	Local customers	299,805	251,246
	Foreign customers	71,371	81,373
	(-) Advances on foreign exchange contracts	(31,546)	(43,400)
	(-) Allowance for doubtful accounts	(17,307)	(11,207)

		322,323	278,012

6.	INVENTORIES (CONSOLIDATED)

	2003	2002

Finished products	78,403	67,565
Liquefied petroleum gas (LPG)	22,736	7,908
Raw material	25,438	20,070
Consumption materials and cylinders for resale	11,131	10,707

	137,708	106,250

Ultrapar Participações S.A. and Subsidiaries

RECOVERABLE TAXES

Represented, substantially, by credit balances of ICMS (State VAT), IPI (Federal VAT), and prepaid income and social contribution taxes, for offset against future taxes payable.

	Company		Consolidated

	2003	2002	2003	2002

Income and social contribution taxes	13,260	13,744	64,244	68, 288
ICMS	-	-	40,736	42,561
IPI	-	-	2,845	1,876
Other	41	-	7,687	2,335

	13,301	13,744	115,512	115,060

Ultrapar Participações S.A. and Subsidiaries

8.	RELATED COMPANIES

	Company		Consolidated
	Loans		Loans		Trade accounts		Transactions		Financial income (expense)
	Assets	Liabilities	Assets	Liabilities	Receivable	Payable	Sales	Purchases
Ultracargo - Operações Logísticas e Participações Ltda.	-	364,709	-	-	-	-	-	-	-
Oxiteno Nordeste S.A. - Indùstria e Comércio	-	33,000	-	-	-	-	-	-	-
Serma Associaçõo dos Usuários de Equipamentos de Processamentos de Dados e Serviços Correlatos	66	613	1,171	613	-	774	-	-	-
Petroquímica União S.A.	-	-	-	-	-	3,536	-	93,741	-
Oxicap Indústria de Gases Ltda.	-	-	206	-	-	608	2	6,547	-
Agip do Brasil S.A.	-	-	-	-	29	-	2,648	-	-
Companhia Ultragaz S.A.	51,545	10	-	-	-	-	-	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	-	7,248	-	-	-	-	(757)
Imaven Imóveis e Agropecuária Ltda.	-	22,658	-	-	-	-	-	-	-
Petróleo Brasileiro S.A. - Petrobras	-	-	-	-	-	1,302	42	1,818,654	-
Copagaz Distribuidora de Gás S.A.	-	-	-	-	13	-	330	-	-
Braskem S.A.	-	-	-	-	-	4,124	53,306	403,423	-
Supergasbras Distribuidora de Gás S.A.	-	-	-	-	3	-	914	-	-
Cia. Termelétrica do Planalto Paulista - TPP	-	-	1,257	-	-	-	-	-	173
Plenogás - Distribuidora de Gás S.A.	-	-	-	871	-	-	-	-	-
Other related companies	-	643	125	257	15	427	584	1,455	-
Total as of December 31, 2003	51,611	421,633	2,759	8,989	60	10,771	57,826	2,323,820	(584)

Total as of December 31, 2002	46,694	458,597	2,603	10,217	457	31,896	46,931	1,678,700	(374)

Ultrapar Participações S.A. and Subsidiaries

The loan balances with Química da Bahia Indústria e Comércio S.A. and Cia. Termelétrica do Planalto Paulista - TPP are indexed based on the Brazilian long-term interest rate (TJLP). The other loans do not have financial charges. Transactions refer principally to purchases of raw material, other materials and storage services, carried out at usual market prices and conditions.

The loan agreement with Ultracargo - Operações Logísticas e Participações Ltda. (new name of Ultraquímica Participações Ltda.) results from the sale of shares issued by Oxiteno S.A. - Indústria e Comércio to the Company, intended to avoid the reciprocal shareholdings related to the corporate reorganization mentioned in Note 3.

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

	a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and others. The tax credits are substantiated by continued operating profitability. Management expects to realize these tax credits over a maximum period of three years. Deferred income and social contribution taxes are presented in the following principal categories:

	Company		Consolidated

	2003	2002	2003	2002

Noncurrent assets:
Deferred income and social contribution taxes on:
Accruals tax-deductible only when expenses are
incurred	2,576	2,033	48,574	27,605
Income and social contribution tax loss
carryforwards	-	-	12,793	5,652

	2,576	2,033	61,367	33,257

Long-term liabilities:
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	2,072	2,113
Income earned abroad	-	-	26,624	32,678

	-	-	28,696	34,791

Ultrapar Participações S.A. and Subsidiaries

b)	Reconciliation of income and social contribution taxes in the statement of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Company		Consolidated

	2003	2002	2003	2002

Income before taxes, equity in subsidiaries and
associates and minority interest	14,444	14,712	295,342	349,980
Official tax rates - %	34.00	34.00	34.00	34.00

Income and social contribution taxes at official
rates	(4,911)	(5,002)	(100,416)	(118,993)
Adjustments to the effective tax rate:
Operating provisions and nondeductible
expenses/nontaxable revenues	35	31	2,363	(1,217)
Adjustments to estimated income	-	-	1,137	3,094
Interest on capital (received) paid	-	(1,870)	-	157
Other	-	24	(637)	1,328

Income and social contribution taxes before tax
benefits	(4,876)	(6,817)	(97,553)	(115,631)
Tax benefits:
Workers’ meal program (PAT)	-	-	330	721

Income and social contribution taxes in the
statement of income	(4,876)	(6,817)	(97,223)	(114,910)

Current	(5,419)	(7,260)	(112,953)	(110,067)
Deferred	543	443	15,730	(4,843)

c)	Tax exemption

The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil, as follows:

Subsidiary	Bases	Exemption - %	Expiration date

Oxiteno Nordeste S.A. - Indústria e Comércio	Camaçari plant	100	2006

Bahiana Distribuidora de Gás Ltda.	Mataripe base (*)	100	2003
	Juazeiro base	100	2004
	Suape base	100	2007
	Ilhéus base	25	2008
	Aracaju base	25	2008

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal (*)	100	2003
	Suape Terminal (storage of acetic
	acid and butadiene byproducts)	100	2005
(*)	In December 2003, requests were filed with Agência de Desenvolvimento do Nordeste (ADENE), the agency in charge of managing this incentive program, seeking a 75% reduction in income tax until 2013 for these bases. Such requests are still pending approval by ADENE. In case they are not approved, the income tax reduction of these bases will be 25% until 2008 and 12.5% from 2009 until 2013.

Ultrapar Participações S.A. and Subsidiaries

Tax benefits from income tax reduction for activities eligible for tax incentives were recorded in a specific capital reserve account in stockholders’ equity by the subsidiaries benefited from tax incentives. These benefits were recognized in income by the Company through the equity pick-up, as shown in Note 10.b).

The subsidiary Bahiana Distribuidora de Gás Ltda. has requests under analysis by the Federal Revenue Authorities relating to Caucaia base, which, once approved, would represent a reduction of 75% of income tax until 2012 for this base.

8.	INVESTMENTS

	a)	Subsidiaries of the Company

	Ultragaz Participações Ltda. (*)	Ultracargo - Operações Logísticas e Participações Ltda. (*)	Imaven Imóveis e Agropecuária Ltda. (*)	Oxiteno S.A. - Indústria e Comércio (*)

Number of shares or
quotas held	4,336,062	2,461,346	27,733,974	35,102,127
Net equity - R$	231,898	637,055	46,834	774,799
Net income for the year - R$	27,683	6,770	4,848	181,447

	2003									2002
	Ultracargo Participações Ltda. (*)	Operacoes Ultragaz Logisticas e Participações Ltda. (*)	Ultracargo Participações Ltda. (*)	Ultratecno Participações Ltda. (*)	Imaven Imoveis e Agropecuária Ltda. (*)	Oxiteno S.A. –Indústria e Comercio (*)	Subtotal	Other	Total	Total
Changes in investments:
Balance at beginning of year	202,068	512,404	101,949	8,619	41,986	636,392	1,503,418	337	1,503,755	724,377
Provision for losses	--	--	--	--	--	--	--	(3)	(3)	--
Write-off	--	--	--	--	--	--	--	(3)	(3)	--
Income taxes on revaluation
reserves in subsidiaries	(45)	--	(66)	--	--	--	(111)	--	(111)	(252)
Write-off of revaluation reserve	(6,516)	--	--	--	--	--	(6,516)	--	(6,516)	(700)
Dividends and interest (net) on capital receivable	--	--	--	--	--	(43,094)	(43,094)	--	(43,094)	(55,605)
Withholding tax on interest on capital	--	--	--	--	--	--	--	--	--	(825)
Purchase of shares	--	--	--	--	--	--	--	--	--	387,160
Merger of shares	(230,576)	--	--	230,576	--	--	--	--	--	191,568
Merger of companies	239,284	117,881	(117,369)	(239,283)	--	--	513	(513)	--	43,627
Equity pick-up	27,683	6,770	15,486	88	4,848	181,407	236,282	529	236,811	214,405

Balance at end of year	231,898	637,055	--	--	46,834	774,705	1,690,492	347	1,690,839	1,503,755

b) Affiliated companies (Consolidated)

	2003

	Química da Bahia Indústria e Comércio S.A. (**)	Oxicap Indústria de Gases Ltda. (**)

Number of shares or quotas held	3,174,501	125
Adjusted net equity - R$	10,118	3,797
Net income for the year - R$	-	1,384
Ownership percentage - %	45.56	25.00

	2003				2002

	Química da Bahia Indústria e Comércio S.A. (**)	Oxicap Indústria de Gases Ltda. (**)	Other	Total	Total

Changes in investments:
Balance at beginning of year	4,610	618	1,900	7,128	63,033
Write-off of revaluation reserve	-	-	-	-	(2,664)
Dividends received	-	-	-	-	(430)
Equity pick-up	-	332	17	349	(1,097)
Write-offs	-	-	(1,756)	(1,756)	(11,298)
Merger of companies	-	-	-	-	(135)
Allowance for loss	-	-	-	-	(40,551)

Balance at end of year	4,610	950	161	5,721	7,128

(*)	Financial statements audited or reviewed by our independent auditors.

(**)	Financial statements audited by other independent auditors.

The consolidated amount of equity pick-up in subsidiary and affiliated companies presented in the statement of income includes R$ 52,409 (2002 - R$ 43,467) of income tax incentives arising substantially from operations in regions eligible for such incentives.

In the consolidated financial statements, the investments of subsidiary Oxiteno S.A - Indústria e Comércio in affiliated companies Oxicap Indústria de Gases Ltda. and Química da Bahia Indústria e Comércio S.A are carried under the equity method based on their financial statements as of November 30, 2003.

11. PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

			2003		2002

	Annual depreciation rates - %	Revalued cost	Accumulated Revalued depreciation	Net book value	Net book value

Land	-	46,853	-	46,853	47,151
Buildings	4 to 5	356,787	(123,066)	233,721	211,239
Machinery and equipment	5 to 10	990,265	(478,515)	511,750	391,405
Vehicles	20 to 30	127,447	(86,118)	41,329	35,146
Furniture and fixtures	10	15,544	(5,431)	10,113	7,733

Construction in progress	-	46,025	-	46,025	39,141
Imports in transit	-	302	-	302	835
Other	10 to 30	117,603	(39,141)	78,462	46,817

		1,700,826	(732,271)	968,555	779,467

Construction in progress refers mainly to construction of Terminal Líquido de Santos - TLS and Terminal Intermodal de Montes Claros, both owned by Tequimar, and renovations of the industrial complexes of the other subsidiaries.

Other refers to computer equipment in the amount of R$ 19,596 (2002 - R$ 13,200), software in the amount of R$ 29,901 (R$ 2002 - R$ 5,255), and commercial property rights, mainly those described below:

• On July 11, 2002, the subsidiary Terminal Químico de Aratu S.A. - Tequimar won the auction and signed the contract for use of the site on which it operates the Aratu Terminal for another 20 years, renewable for the same period. The goodwill paid by Tequimar amounted to R$ 12,000, and will be amortized over 40 years, equivalent to annual amortization of R$ 300.

• Further, the subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease contract of the adjacent area to Santos harbor for 20 years beginning December 2002, renewable for the same period w,hich allows it to build, operate and explore the terminal, destined to the reception, storage, movement and distribution of liquid bulk. The price paid by Tequimar was R$ 3,803 and shall be amortized over a period of five years, starting from the beginning of its operation, expected for November 2004.

12.	DEFERRED CHARGES (CONSOLIDATED)

Represented substantially by costs incurred in the implementation of systems modernization projects R$ 3,203 (2002 - R$ 19,866), amortizable over five to ten years, and expenditures for the installation of Ultrasystem equipment at customers’ locations R$ 56,836 (2002 - R$ 58,044), to be amortized over the periods of the LPG supply contracts with these customers. Deferred charges also include the goodwill from acquisition of SPGás Distribuidora de Gás S.A., as stated in Note 3.

13. FINANCING (CONSOLIDATED)

Description	2003	2002	Index/ Currency	Annual interest rate - %	Maturity and amortization

Foreign currency:
International Finance
Corporation - IFC	-	17,736	US$	9.38
Working capital loan	518	-	Mex$	1.40	28 days
Syndicated loan (*)	173,598	212,503	US$	4.25	Semiannually until 2004
Financing for inventories and	11,414	3,786	US$	From 7.30 to	Semiannually and annually until
property additions				8.00	2004
Advances on foreign exchange	24,896	73,883	US$	From 1.30 to	Maximum of 58 days
contracts				5.31
National Bank for Economic and	23,177	28,863	UMBNDES (**)	From 9.01 to	Monthly until 2008
Social Development (BNDES)				10.91
National Bank for Economic and
Social Development (BNDES)
- Exim	-	17,849	US$	5.25
Export prepayments, net of				From 4.10 to	Monthly, semiannually and annually
linked operations	205,082	23,165	US$	6.85	until 2008

Subtotal	438,685	377,785

Local currency:
National Bank for Economic and			TJLP or	From 1.50 to	Monthly and semiannually until
Social Development (BNDES)	159,341	181,995	IGP-M	6.50	2008
FINAME	28,864	23,665	TJLP	From 1.80 to	Monthly until 2008
				4.00
Onlending operations	5,256	-	TJLP	(2.00)	Monthly until 2009
Other	-	21		Various

Subtotal	193,461	205,681

Total financing	632,146	583,466

Current liabilities	(325,877)	(219,827)

Long-term liabilities	306,269	363,639

(*)	On December 11, 2003, the subsidiary LPG International Inc. renegotiated the interest of 7.15% per year to 4.25% per year.
(**)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of BNDES’ debt. 76% of this “basket” is linked to the U.S. dollar.

The long-term portion matures as follows:

	2003	2002

2004	-	273,270
2005	160,770	43,145
2006	94,656	32,535
2007	34,599	12,920
2008 and thereafter	16,244	1,769

	306,269	363,639

In June 1997, the subsidiary Companhia Ultragaz S.A. issued Eurobonds in the total amount of US$ 60 million, maturing in 2005, with put/call options in 2002, and guaranteed by Ultrapar Participações S.A. and Ultragaz Participações Ltda. In June 2002, the subsidiary LPG International Inc. exercised the call option for these securities using funds from a loan in the same amount, maturing in August 2004 and prepaid in January 2004 as stated in Note 22.

The financing is collateralized by liens on property, plant and equipment, shareholdings, and promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	2003	2002

Amount of borrowings secured by:
Property, plant and equipment	34,256	26,842
Shares of affiliated companies	17,128	18,164
Minority stockholders’ guarantees	17,642	42,249

	69,026	87,255

Other loans are guaranteed either by the Company or by the future flow of export.

The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 571,406.

The subsidiaries issued guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). In the event of payment of such guarantees to those financial institutions, the subsidiaries may recover the amount of such payment directly from their customers through trade collection. Maximum future payments related to these guarantees amount to R$ 19,792 (R$ 7,100 in 2002), with maturities from 30 to 210 days. As of December 31, 2003, the Company has not recorded any liability related to these guarantees.

14.	STOCKHOLDERS’ EQUITY

	a)	Capital

The Company is a public corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 69,691,268,828 shares without par value, comprised of 51,264,621,778 common and 18,426,647,050 preferred shares.

On December 31, 2003, 4,823,058 thousand preferred shares were outstanding in the U.S. market, in the form of American Depositary Receipts - ADRs.

Preferred shares are nonconvertible into common shares and nonvoting, and entitle their holders to minimum dividends at least 10% higher than those attributable to common shares, and priority in capital redemption, without premium, in the event of liquidation of the Company.

b)	Treasury shares

The Company was authorized to acquire its own shares at market price, without capital reduction, to be held in treasury and subsequent disposal, in accordance with the provisions set forth by Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

In 2003, 87,900 thousand preferred shares were acquired at the average cost of R$ 24.73, with a minimum cost of R$ 22.50 and a maximum cost of R$ 31.30 per thousand shares.

As of December 31, 2003, the consolidated financial statements recorded 108,100 thousand preferred shares in treasury, which were acquired at the average cost of R$ 23.79 per thousand shares.

The market price of shares issued by the Company on December 31, 2003 on the São Paulo Stock Exchange (BOVESPA) was R$ 37.29 per thousand shares.

c)	Capital reserve

The capital reserve in the amount of R$ 1,152 reflects the goodwill on disposal of shares issued by the Company to be held in treasury in some of the Company’s subsidiaries, at the price of R$ 34.87 per thousand shares. Executives of these subsidiaries were given the usufruct of such shares, as described in Note 20.

d)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and affiliated companies and is realized based upon depreciation, write-off or sale of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries and affiliated companies are recognized only on realization of this reserve since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. Deferred tax charges on these reserves total R$ 7,641 (2002 - R$ 8,553).

e)	Reserve for retention of profits

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law and includes both a portion of net income and realization of revaluation reserves.

f)	Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiaries and affiliated companies. The reserve realization normally occurs on receipt of dividends, sale and write-off of investments.

g)	Dividends and appropriation of net income

According to the Company’s bylaws, the stockholders are entitled to a minimum annual dividend of 50% of adjusted net income, calculated under the terms of accounting practices adopted in Brazil.

Proposed dividends as stated in the Company’s financial statements, subject to approval at the Stockholders’ Annual Meeting, are as follows:

2003

Net income	246,379
Legal reserve	(12,319)
Retention of profits	(117,031)
Realization of realizable profits reserve	40,593

Compulsory dividends	157,622
Recognition of realizable profits reserve	(85,622)
Interim dividends (R$ 0.461996 and R$ 0.508195 per thousand
common and preferred shares, respectively)	(33,000)
Proposed complementary dividends payable (R$ 0.545231 and R$0.599754
per thousand common and preferred shares, respectively)	(39,000)

	Management proposes to retain the balance of net income in the “Reserve for
	retention of profits” account, in order to support the business expansion project
	established in its investment plan.	--

h)	Reconciliation of stockholders’ equity - Company and Consolidated

	Stockholders’ equity - Company	1,360,289
	Treasury shares held by subsidiaries, net of realization	(2,453)
	Capital reserve arising from sale of treasury shares to subsidiaries,
	net of realization	(1,143)

	Stockholders’ equity - Consolidated	1,356,693

15.	NONOPERATING (EXPENSES) INCOME, NET (CONSOLIDATED)

Refers principally to the result on sales of permanent assets, especially cylinders (2002 - refers principally to the recognition of provision for loss, in the amount R$ 40,551, of the investment of Oxiteno Nordeste S.A. - Indústria e Comércio in Nordeste Química S.A. - Norquisa).

16.	RECONCILIATION OF EBITDA (CONSOLIDATED)

The EBITDA (earnings before interest, taxes, depreciation and amortization) is calculated by the Company, as shown in the table below:

			2003			2002

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Operating income	46,071	246,975	29,085	24,098	346,229	435,807
(-) Equity in subsidiaries
and	(3,313)	(48,279)	(3,635)	3,333	(51,894)	(41,760)
affiliated companies
(+/-) Financial income	70,420	8,238	(744)	(20,666)	57,248	(28,509)
(+) Depreciation and
amortization	95,059	36,238	15,317	256	146,870	121,803

EBITDA	208,237	243,172	40,023	7,021	498,453	487,341

17.	SEGMENT INFORMATION

The Company has three reportable segments: gas, chemical and logistics. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast areas of Brazil. The chemical segment produces primarily ethylene oxide, ethylene glycols, ethanolamines and glycol ethers. The logistics segment operates storage and transportation, mainly in the Southeast and Northeast areas of the country. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices approximating those that the selling entity is able to obtain on external sales.

The principal financial information about each of the Company’s reportable segments is as follows:

			2003			2002

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Net sales, net of related-party transactions	2,622,253	1,237,793	140,177	86	4,000,309	2,994,506
Operating income before financial income (expenses) and equity in subsidiaries and affiliated companies	113,179	206,935	24,707	6,762	351,583	365,538
EBITDA	208,237	243,172	40,023	7,021	498,453	487,341
Total assets, net of related parties	984,577	1,067,487	272,316	27,887	2,352,267	2,127,913

18.	RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic-operating and economic-financial aspects. Strategic-operating risks (such as demand behavior, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic-financial risks mainly reflect customer default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

•	Customer default - These risks are managed by specific policies for accepting customers and credit analysis and are mitigated by diversification of sales. Oxiteno S.A. - Indústria e Comércio and Oxiteno Nordeste S.A. - Indústria e Comércio held R$ 3,522 (2002 - R$ 6,833) and Ultragaz Participações S.A. held R$ 17,367 (2002 - R$ 8,251) of allowances for potential losses on receivables as of December 31, 2003. The increase in the accrual of Companhia Ultragaz S.A. is composed substantially of accruals already existing in Shell’s LPG business, acquired on August 8, 2003.

•	Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. The temporary cash investments of the Company and its subsidiaries are comprised substantially of transactions linked to interbank deposit (CDI) rates, as described in Note 4. A portion of the financial assets is destined for foreign currency hedges, as mentioned below. Funds obtained originate from BNDES financing and from abroad, as mentioned in Note 13.

•	Exchange rate - The subsidiaries of the Company use foreign currency swap (mainly US$ to CDI) instruments available in the financial market to cover assets and liabilities in foreign currency, with the objective of reducing the effects of exchange rates variation in their results. Such swaps have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency, to which they are linked. The following summary shows the assets and liabilities in foreign currency, translated into Brazilian reais at December 31, 2003:

Book value

Assets:
Investments in foreign currency and swaps	395,361
Foreign cash and cash equivalents	77,589
Receivables from foreign customers, net of advances
on export contracts	27,979

Total	500,929

Liabilities:
Foreign currency financing	438,685
Import payables	9,988

Total	448,673

Net asset position	52,256

Given the characteristics of the financial instruments described, the management of the Company and its subsidiaries believe that market values approximate book values of these financial instruments. The exchange rate variation related to cash and banks, temporary cash investments and investments of foreign subsidiaries abroad was recorded as financial expense in the statement of income for the year 2003, in the amount of R$ 24,251 (2002 - financial income of R$ 44,087). Other financial instruments recorded in the financial statements as of December 31, 2003 were determined in conformity with the accounting criteria and practices described in the respective notes.

19.	CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

	a)	Civil, tax and labor lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. - Indústria e Comércio are members, filed a class action against the subsidiary in 1990, demanding compliance with the adjustments established in collective labor agreements, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective labor dispute for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the decision of the

Federal Supreme Court (STF) in the collective dispute as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve for a potential loss is not necessary as of December 31, 2003.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, state of São Paulo. Such lawsuits involve (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) reimbursement of expenses of the management of the shopping mall and its insurance company; (iii) class action seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. It has obtained a favorable judgment in all lawsuits which have been judged to date. Further, Ultragaz also believes that its insurance coverage is sufficient to cover the aggregate amount of all claims filed.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without changes introduced by Law No. 9,718/98 in its original version. The questioning refers to the levy of these taxes on gains other than revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$ 30,498 (2002 - R$ 24,119).

The main fiscal discussions of the Company and subsidiaries refer to the taxation of PIS and COFINS (as detailed in the preceding paragraph) and the taxation of income earned abroad (as stated in Note 9.a)). The potential losses on these discussions are accrued in noncurrent assets as other taxes and deferred income and social contribution taxes, respectively.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel consider the risks to be low or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Although there is no assurance that the Company will prevail in all cases, management does not believe that the ultimate resolution of tax, civil and labor contingencies not provided for will have a material effect on the Company’s financial position or results of operations.

Escrow deposits and provisions are summarized below:

	2003		2002

	Escrow deposits	Provision	Escrow deposits	Provision

Social contribution tax on net income	31	2,917	-	2,917
Labor claims	7,433	914	4,493	1,536
PIS and COFINS on other gains	58	30,498	105	24,119
Other	2,382	6,570	2,394	-

	9,904	40,899	6,992	28,572

b)	Contracts

The subsidiary Terminal Químico de Aratu S.A - Tequimar has contracts with CODEBA - Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its harbor facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement using the harbor rates in effect at the date established for payment. As of December 31, 2003, such rates were R$ 3.67 and R$ 3.44 per ton for Aratu and Suape, respectively. The Company has been in compliance with the minimum cargo movement since the inception of the contracts.

Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A., effective through 2012, which establishes a minimum annual ethylene consumption level. The minimum purchase commitment and the actual demand for the years ended December 31, 2003 and 2002, expressed in tons of ethylene, are summarized below. If the minimum purchase commitment is not met, the subsidiary is liable for a fine of 40% of the current ethylene price for the quantity not purchased.

		Actual demand
	Minimum purchase
	commitment	2003	2002

In tons	137,900	188,850	164,534

c)	Insurance coverage for subsidiaries

Subsidiaries maintain insurance policies in amounts considered sufficient to cover potential losses from damage to assets, as well as for civil responsibility for involuntary, material and/or physical damages caused to third parties arising from their industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

20.	STOCK PLAN (CONSOLIDATED)

At the Extraordinary Stockholders’ Meeting held on November 26, 2003, a benefit plan was approved for the management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by subsidiaries in which the beneficiaries are recorded; (ii) the transfer of the beneficial ownership of the shares after ten years from the initial concession provided that the professional relationship between the beneficiary and the Company and subsidiaries is not interrupted. The total value granted to executives in 2003, including taxes, was R$ 4,960. This value will be amortized over a period of ten years. The amortized amount in 2003 was R$ 42, which was recorded as operating expense.

21.	EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and pension plan. In addition, loans for the acquisition of vehicles and personal computers are available to employees of certain subsidiaries. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to provide a defined contribution pension plan to their employees. Adoption of this plan, managed by Ultraprev - Associação de Previdência Complementar, was approved at the Board of Directors’ Meeting on February 15, 2001. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name at Ultraprev, or (ii) a fixed monthly amount which will extinguish the fund accumulated in the participant’s name during a period of between 5 and 25 years. As such, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt for the participants that retire under this plan. In 2003, the Company and its subsidiaries contributed R$ 3,355 to Ultraprev, which was charged to income for the year. The total number of employee participants as of December 31, 2003 was 5,115, with no participants retired to date.

Additionally, Ultraprev has 2 active participants and 34 former employees receiving defined benefits according to the policies of a previous plan. Considering that the fair market value for the plan’s assets significantly exceeds the present actuarial value of the accumulated benefit obligations, the sponsoring entities have not been contributing to the plan for these 36 participants. On the other hand, the sponsoring entities do not believe that it would be possible to recover any amounts from the plan, based on legislation applicable to closed private pension entities. As a result, no asset or liability relating to these participants has been recorded in the financial statements of the sponsoring companies.

22.	SUBSEQUENT EVENT

In January 2004, the subsidiary LPG International Inc. issued Eurobonds in the amount of US$ 60 million, maturing in June 2005 and having an interest rate of 3.5% per year. Funds from issuance were used to repay loans, as stated in Note 13.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial Officer

Date: March, 2004